SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 22, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on August 22, 2024.

Synthesis of quarterly financial statements

Sect. 63 BYMA Listing Rules and Regulations

Issuer:	BANCO MACRO S.A.

Period ended:	06/30/2024	Period of the year:	2nd QUARTER

Date of Board of Director´s approval:			08/22/2024

Figures expressed in:		Thousands of pesos

Date of issuance of the current information:			08/22/2024

Signature Name:	Jorge Pablo Brito

Signature Position:	Chairman

Results of the period (in thousands of Pesos)

Net income for the period
Attributable to controlling interest – Profit	92,844,076
Attributable to non-controlling interests - Profit	250,115
Total Net income for the period	93,094,191
Other comprehensive income
Other comprehensive income	-65,391,971
Total comprehensive income for the period
Attributable to controlling interest – Profit	27,452,105
Attributable to non-controlling interests - Profit	250,115
Total comprehensive income for the period - Profit	27,702,220

Net Shareholders’ Equity (in thousands of Pesos)

Capital stock	639,413
Adjustments to Shareholders’ Equity	1,030,218,406
Other contributions	12,429,781
Legal Reserve	827,269,185
Other Reserves	1,221,213,267
Unappropriated Retained Earnings	94,074,911
Other comprehensive income	6,994,359
Total Net shareholders´equity attributable to controlling interest	3,192,839,322
Attributable to non-controlling interests	778,785
Total Net shareholders´equity	3,193,618,107

Shareholders/Controlling group
Shareholder Name	Type of shares	Number of shares	Percentage of capital stock
ANSES-F.G.S. Law Nº 26.425	B	184,156,124	28.8008%
Other shareholders (Foreign Stock Exchange)	B	143,329,950	22.4158%
Delfín Jorge Ezequiel Carballo	A	4,901,060	0.7665%
Delfín Jorge Ezequiel Carballo (a)	B	118,251,845	18.4938%
Banco de Servicios y Transacciones S.A., as fiduciary of the Guarantee Trust JHB BMA	A	5,995,996	0.9377%
Banco de Servicios y Transacciones S.A., as fiduciary of the Guarantee Trust JHB BMA	B	104,473,881	16.3390%
Other shareholders (Local Stock Exchange)	A	338,614	0.0530%
Other shareholders (Local Stock Exchange)	B	77,965,938	12.1934%

The information contained in the table "Shareholders/ Controlling Group" corresponds to the capital composition identifying the main shareholders in the absence of a controlling shareholder or controlling group.

Notes:

(a) Include ADRs VN 17,934 equivalent to VN 179,340 Class B shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 22, 2024

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer